Mail Stop 3561

March 15, 2007

Mr. H. Michael Blair
  Chief Financial Officer
BROADVIEW INSTITUTE, INC.
4455 West 77th Street
Minneapolis, MN 55435

       Re: **Broadview Institute, Inc.**
               Supplemental response letter dated February 20, 2007 regarding the
               Form 10-KSB for fiscal year ended March 31, 2006
               File No. 0-08505

Dear Mr. Blair:

We have reviewed your supplemental response letter to us dated February 20, 2007 in response to our letter of comment dated February 6, 2007 and have the following comments which, unless otherwise stated, should be reflected in an amendment to your March 31, 2006 Annual Report on Form 10-KSB. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days. The requested amendment should be filed as soon as possible.

FORM 10-KSB (Fiscal Year Ended March 31, 2006)
Exhibit 13. Annual Report to Shareholders

General

1.   Please file an amendment to your March 31, 2006 Annual Report on Form 10-KSB as
        soon as practicable.

Note 5. Investment

2.   We have reviewed your response to prior comment 8. However, it is unclear to us
        whether the partnership units to be received in exchange for usage of your production
        facilities and equipment by the limited partnership represent revenue earned or merely
        entitle you to a greater share of distributions, if any, to be received from the limited
        partnership in the future. Supplementally provide us with additional information
        regarding the operations of the limited partnership and your expectations with respect to
        recouping your investment. In addition, tell us how you would expect to periodically
        review your investment for any impairment.

FORM 10-QSB (Quarter Ended December 31, 2006)

Financial Statements

Note 10. Discontinued Operation

3.   We note your disclosure that the "Company used reasonable judgment combined
        with…that would be allocated between continuing operations and discontinued
        operations." In future filings, beginning with your March 31, 2007 Annual Report on
        Form 10-KSB, please revise this disclosure to indicate whether or not the Chicago
        division represented a reportable unit, a subsidiary or an asset group, and that the
        operations and cash flows of this division have been eliminated from the ongoing
        operations and that you will not have any significant continuing involvement in the
        operations of this division. Reference is made to paragraphs 41 and 42 of SFAS No. 144.
        In this regard, your current disclosure should also clarify that the Chicago division
        represented a component of your Company whose operations and cash flows could be
        clearly distinguished from the rest of the Company. Otherwise, discontinued operation
        treatment would not be appropriate. Please revise in future filings or advise.

                                            ****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief